Andrés Méndez · 3rd
CEO enlaU | Serial entrepreneur & activist
Bogota,D.C., Capital District, Colombia · Contact info
500+ connections

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enlaU

Y Combinator

Experience

enlaU
3 yrs 5 mos

CEO
Aug 2020 – Present · 10 mos

Corporativo de productos y servicios para mejorar la vida estudiantil.
Líder en Colombia, México, Chile, Paraguay, Perú, Ecuador y Bolivia.

Resultados personales:
- Ronda pre-seed de +810K USD.
- Junto a VP, compra y adquisición de empresa de tutorías.
- Junto a Dir de expansión, apertura de 7 países.
- Creación de unidad de negocio B2B de marketing para empresas.   ...see more

CCO & Co-founder | Rockstart18
Jan 2018 – Aug 2020 · 2 yrs 8 mos
Ciudad de México

Corporativo especializado en productos y servicios para la vida estudiantil:

- B2B Advertising: Ayudamos a marcas a enamorar y retener a la nueva generación.   ...see more

Socio inversionista
Eatcloud
Feb 2021 – Present · 4 mos

Combatimos el hambre en Colombia con inteligencia artificial.
Nacimos en la pandemia para entregar más de 2.2 M USD en alimentos a más de 1950 ONGs y sus respectivas poblaciones.

Co-founder YCS20
Todos Comemos
Apr 2020 – Present · 1 yr 2 mos
Bogotá, Distrito Capital, Colombia

Todoscomemos.com, a pre-made food marketplace for great meals at home. The idea comes from the process of supplying restaurants, which receive pre-made food products to finish the plate in the restaurant. We create a market place for B2C users so they can cook faster and easier.   ...see more

Colombianos entraron a YCombinator - Forbes...

Conferencista
Andres F Méndez Activista · Self-employed
Jan 2012 – Present · 9 yrs 5 mos

• Lectures: Schools: 28, Universities: 57, National: 6, International: 9. Virtual: 13.

• Panel moderator: Colombian Chamber of Commerce (CEO Luker, CEO Ramo e Alpine Innovation), Latin American Congress of Industrial Engineering students.   ...see more

Socio inversionista
LUISA postres
Feb 2019 – Present · 2 yrs 4 mos

Empresa de postres premium en Colombia.
Acompañó a la CEO en la formulación de estrategia personal y empresarial.

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Education

Y Combinator
YCS20
2020 – 2020

Participe durante todo el programa S20 cómo co-fundador de TodosComemos.com.
Una vez finalizó, volví a enlaU como CEO.

Pontificia Universidad Javeriana
Specialist in Human resource Management, Human resource management
2015 – 2016

Estrategia empresarial, diseño organizacional, coaching, Gestión del conocimiento, desarrollo de brecha laboral.

Universidad de Los Andes
BA, Political Science, Ciencias políticas y gobierno
2010 – 2014
Activities and Societies: Coordinador Circulo de participación de la Organización TECHO

Mayor in Political philosophy, minor in International Relations. Interdisciplinary studies in public policy and development.

policy and development

Media (1)



Premio en las Naciones Unidas

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Licenses & certifications

 **Certificado de programa de entrenamiento para reporte de Responsabilidad Social Empresarial a partir de lineamientos de GRI-G4**
Global Reporting Initiative (GRI)
Issued Aug 2014 · No Expiration Date

 **Auditor Interno SA 8000 (Norma de derechos humanos laborales)**
SGS
Issued Jul 2014 · No Expiration Date

Volunteer experience

 **Mentor**
Torrenegra Acceleratel
May 2020 – Present · 1 yr 1 mo
Economic Empowerment

- Mentor de Startups
- Facilitador en entrenamientos grupales de resiliencia emocional y mindset para tiempos de COVID

 **Miembro de la red**
Construyendo 500.001
Aug 2020 – Present · 10 mos

Miembro de la red más importante de impacto social en Colombia.

Somos más de 100 empresarios, ministros, actores, influenciadores que a través de la transformación digital, busca impactar a nivel social y/o medio ambiental.

Para eso, mentoreamos y acompañamos emprendimientos de impacto, cada uno aportando desde su experiencia, contactos y recursos.

 **Mentor**
Cube Ventures Aceleradora
Jun 2020 – Present · 1 yr

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Skills & endorsements

Liderazgo de equipos · 77
Pablo Cavalieri Iribarne and 76 connections have given endorsements for this skill

Estrategia · 70
Andrés Tello and 69 connections have given endorsements for this skill

Derechos humanos · 52
Juan Pablo Sierra Grisales and 51 connections have given endorsements for this skill

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 **Daniela Estefania Gómez De Almada**
Founding Member - Leader of Marketing & Growth en Porter Metrics en Porter Metrics
April 2, 2021, Daniela Estefania reported directly to Andrés

Trabajé con Andrés en Todoscomemos y Enlau, puedo confirmar que es una persona con excelentes habilidades de negociación, oratoria y de liderazgo. Siempre está dispuesto a compartir sus conocimientos y potenciar a las personas que trabajan a su alrededor.

 **Andrés Tello**
Head of Expansion | Partner | Investments enlaU Global
July 14, 2020, Andrés reported directly to Andrés

Andy es un gran amigo, mentor e ha impulsado mi próposito para crecer integralmente y hacerlo con más líderes, tiene un don de gente increíble, para hablar en público y negociar es muy bueno, súper proactivo, solucionador, orientado a resultados pero sobre todo a impulsar líderes y empresas. Es una nota trabaj... See more

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